EnCana agrees to sell Brazil offshore
exploration concessions for US$165 million
CALGARY, Alberta (September 13, 2007) — EnCana Corporation (TSX, NYSE: ECA) has reached an agreement to sell all of its remaining interests in Brazil for cash proceeds of approximately US$165 million, before closing adjustments. Under the agreement, a consortium of two Indian companies based in Mumbai — Videocon Industries Limited and Bharat PetroResources Limited (a wholly owned subsidiary of Bharat Petroleum Corporation Limited) — will purchase all of the shares in EnCana’s Brazil subsidiary — EnCana Brasil Petróleo Limitada.
“This sale reflects the continuation of our focus on North American unconventional natural gas and integrated oilsands resources. When added to our previous 2007 sales of exploration interests in Chad and Canada’s Mackenzie Delta, this Brazil asset sale is expected to take this year’s divestiture proceeds to more than $500 million, our 2007 target,” said Randy Eresman, EnCana’s President & Chief Executive Officer.
With this sale, which is expected to generate an estimated after-tax gain to net earnings of about $75 million, EnCana is exiting Brazil. In combination with the company’s previous sale of its interest in the Chinook oil discovery in 2006, total Brazil divestiture proceeds are estimated to be about $530 million, resulting in an estimated after-tax gain to net earnings of about $330 million.
EnCana’s Brazil interests in this sale include 10 offshore exploration blocks, including Espírito Santo, Sergipe-Alagoas, Potiguar and Campos Basin concessions. The sale has an effective date of January 1, 2007, is subject to normal closing conditions, regulatory approvals and pre-emptive rights associated with certain assets. It is expected to close in the first quarter of 2008. Jefferies Randall & Dewey acted as EnCana’s financial advisor for the sale.
EnCana Corporation
With an enterprise value of approximately US$50 billion, EnCana is a leading North American unconventional natural gas and integrated oilsands company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 or “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements or information in this news release include, but are not limited to: the company’s expected divestiture proceeds for 2007; the estimated after-tax gain on the sale of the remaining Brazil interests; the estimated total Brazil divestiture proceeds and estimated after-tax gain thereon; and the expected timing of closing of the sale of the remaining Brazil interests. Readers are cautioned not to place undue reliance on forward-looking statements or information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements or information involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements or information will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements or information. These risks and uncertainties include, among other things: the risk that any applicable closing conditions, regulatory approvals and matters associated with pre-emptive rights will not be met, obtained or waived; the risk that any party to the transactions fails to complete the transactions as required, or at all; political conditions and risks in Brazil and other countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements or information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements or information contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Communications
Paul Gagne	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-4737	(403) 645-4747
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007
Susan Grey
Manager, Investor Relations
(403) 645-4751
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